UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52533

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

HANGOVER JOE’S HOLDING CORPORATION
Full Name of Registrant

Former Name if Applicable

9457 S. University #349
Address of Principal Executive Office (Street and Number)

Highlands Ranch, CO 80126
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable without unreasonable effort and expense to compile, disseminate and review the information required to be presented in the subject Form 10-K for the period ended December 31, 2012 before the required filing date for such form.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Jaynes	(303)	872-5939
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations from the corresponding period for the last fiscal year due to the merger with Hangover Joe’s, Inc. (“HOJ”) and subsequent sale of equity interests in three subsidiaries as more fully described in our Form 8-K filed on July 30, 2012. Because all of the operating businesses of the Company were contemporaneously sold within five business days after the merger with HOJ, the transaction has been accounted for as a recapitalization of HOJ.  Accordingly, the consolidated financial statements in our Form 10-K will include the financial position, results of operations and cash flows of HOJ and its predecessor entities prior to the date of the merger.

For the year ended December 31, 2012, we anticipate a consolidated net loss of approximately $2,145,000 or $.03 per common share compared to a consolidated net loss of $257,000 or less than $.01 per common share during the comparable period last year (Note: The 2011 consolidated financial statements of Hangover Joe’s, Inc. are included within our definitive proxy statement filed with the SEC on June 12, 2012).  Net sales and gross profits are anticipated to increase approximately $799,000 or 285% and approximately $177,000 or 125%, respectively from the comparable period last year.  We anticipate operating expenses increasing $2,048,000 from the comparable period last year. The increase in operating expenses is primarily due to an overall ramp up in sales and marketing efforts and completion of Hangover Joe’s merger/reorganization in July 2012.  In addition, the Company recorded a settlement expense of $652,000 during 2012 based on the fair value of 4,500,000 shares of common stock issued pursuant to a settlement agreement reached in January 2013.

HANGOVER JOE'S HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By /s/ Michael Jaynes
Date April 1, 2013	Michael Jaynes President